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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2007

SEC FILE NUMBER
8-34853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILDER RICHMAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 PEMBERWICK ROAD
(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SANTORY 203-454-2210 x226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SAM SARTORIO, CPA
ROSENBERG, NEUWIRTH & KUCHNER
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 1600	NEW YORK	NEW YORK	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/21/07

OATH OR AFFIRMATION

I, RICHARD P. RICHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILDER RICHMAN SECURITIES CORPORATION, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILDER RICHMAN SECURITIES CORPORATION

Financial Statements and Supplementary Schedules

for the Year Ended December 31, 2006

and Independent Auditors' Report

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilder Richman Securities Corporation
Greenwich, Connecticut

We have audited the accompanying balance sheet of Wilder Richman Securities Corporation (the "Company") as of December 31, 2006, and the related statements of operations and deficit, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

On January 31, 2007, the Company submitted a notice with the NASD whereby it ceased its brokerage business, withdrew its registration with the NASD and filed its final focus report as of that date.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Wilder Richman Securities Corporation as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, presented for purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg, Neuwirth & Kuchner

February 12, 2006

ROSENBERG, NEUWIRTH & KUCHNER
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
SEVEN PENN PLAZA • NEW YORK, NEW YORK 10001 • TEL (212) 330-6000 • FAX (212) 643-1951

WILDER RICHMAN SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents (Notes 1 and 3)	$ 313,533
Receivable - related parties	98,792
	$ 412,325

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITY:	
Accounts payable	$ 53,750
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $50 par value:	
Authorized, 200 shares	
Issued and outstanding, 200 shares	10,000
Paid in capital	1,970,614
(Deficit)	(1,597,039)
Treasury stock	(25,000)
TOTAL STOCKHOLDER'S EQUITY	358,575
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 412,325

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND DEFICIT

YEAR ENDED DECEMBER 31, 2006

Revenue:	
Revenues - related party	$ 2,820,693
Interest income	19,948
	2,840,641
Expenses:	
Commission expense	245,511
Salaries (Note 5)	273,000
Rent and allocated overhead expenses (Note 5)	70,225
Legal	2,316,629
Professional fees	31,038
Insurance	860
Regulatory filing fees and miscellaneous	6,702
State franchise tax	100
Arbitration award (Note 6)	1,421,175
	4,365,240
NET LOSS FROM OPERATIONS	(1,524,599)
Deficit, beginning of year	(72,440)
Deficit, end of year	$ (1,597,039)

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Total	Treasury Stock	Common Stock	Paid in Capital	Retained Earnings (Deficit)
Balance, January 1, 2006	$ 483,174	$ -	$ 10,000	$ 545,614	$ (72,440)
Net loss for the year ended December 31, 2006	(1,524,599)	-	-	-	(1,524,599)
Paid in capital	1,425,000			1,425,000	-
Treasury stock	(25,000)	(25,000)	-	-	-
Balance, December 31, 2006	$ 358,575	$ (25,000)	$ 10,000	$ 1,970,614	$ (1,597,039)

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (1,524,599)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in related parties receivable	118,254
Decrease in accounts and commission payable, and due to related company	(54,096)
Total adjustments	64,158
Net cash used in operating activities	(1,460,441)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,425,000
Acquisition of treasury stock	(25,000)
Net cash provided by financing activities	1,400,000
Net decrease in cash	(60,441)
Cash and cash equivalents, beginning of year	373,974
Cash and cash equivalents, end of year	$ 313,533

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wilder Richman Securities Corporation (the "Corporation") was incorporated on September 17, 1985. The Corporation is registered with the Securities and Exchange Commission as a broker-dealer. The Corporation's sole activities are limited to the "Syndication Placements" of limited partnership interests of affiliated real estate limited partnerships for which it has earned sales concessions and other fees.

On January 31, 2007, the Corporation submitted a notice with the National Association of Securities Dealers ("NASD") whereby it ceased its brokerage business, withdrew its registration with the NASD and filed its final report as of that date.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents are stated at cost, which is the same as market value.

Income recognition and commission expense

The Corporation records concessions receivable and commissions payable as they are earned/incurred, in accordance with terms of the agency agreements and the respective selected dealer agreements.

Income taxes

The stockholders have elected to have the Corporation file its federal income tax returns under Subchapter S of the Internal Revenue Code. Accordingly, no provision for taxes based upon income is required.

The Corporation reports its income under the cash method of accounting for income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WILDER RICHMAN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

2. OTHER

There were no liabilities subordinated to claims of creditors or otherwise during the year ended December 31, 2006.

3. CASH AND CASH EQUIVALENTS

As of December 31, 2006 the Corporation has $313,533 in cash and cash equivalents that are deposited in a money market account with an institution that is not insured by the Federal Deposit Insurance Corporation

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Corporation is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("Rule 15c3-1"). In accordance with Rule 15c3-1, the Corporation is required to maintain minimum net capital of 6-2/3% of "Aggregate Indebtedness" (as defined thereunder) or $5,000, whichever is greater. At December 31, 2006, the Corporation had net capital of $253,512, which exceeded the minimum requirement by $248,395.

5. RELATED PARTY TRANSACTIONS

All revenues have been earned from related entities. The operating results achieved by the Corporation are not necessarily indicative of those that would have been achieved had the Corporation not been related.

Expenses incurred in 2006 of $273,000 and $70,225 for salaries and rents and other charges, respectively, were paid to a related entity.

6. ARBITRATION AWARD

In a prior year an NASD arbitration was brought by the Corporation (a declaratory judgement procedure), to determine if additional commissions are payable by the Corporation to the Broker. The NASD dispute resolution office awarded the broker $1,400,000 and assessed the Corporation $21,175 in costs. The sole stockholder contributed paid in capital in the amount of $1,425,000.

7. COMMITMENTS AND CONTINGENCIES

Pursuant to agreements with certain selected dealers, amounts payable for commissions are not due to such selected dealers until corresponding concessions are received by the Corporation.

SUPPLEMENTAL SCHEDULES

SCHEDULE I

WILDER RICHMAN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Aggregate Indebtedness:	
Total liabilities from balance sheet	$ 53,750
Net Capital:	
Stockholder's equity from balance sheet	$358,575
Non allowable assets	(98,792)
Adjustment for use of money market accounts	(6,271)
Net capital	$253,512
Computation of basic net capital requirement:	
Minimum net capital required the greater of 6-2/3% of aggregate indebtedness of $76,750, or $5,000	5,117
Net capital after adjustments	253,512
Excess net capital	248,395
Schedule of Aggregate Indebtedness:	
Accounts payable	$ 53,750
Ratio of aggregate indebtedness to net capital	.21:1

There is no material difference between this computation of net capital and the corresponding information prepared by the Corporation and submitted on January 27, 2007.

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2006

The Corporation claims an exemption from the requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(ii) of the Rule.

See notes to financial statements

WILDER RICHMAN SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

DECEMBER 31, 2006

The Corporation claims an exemption from the requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(iii) of the Rule.

See notes to financial statements



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Wilder Richman Securities Corporation:

In planning and performing our audit of the financial statements of Wilder Richman Securities Corporation (the "Company") for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of rule 15c3-3 as of December 31, 2006, and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.

Rosenberg, Neuwirth & Kuchner

New York, New York
February 12, 2007

END